SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 (FILE No. 333-116323) OF EMBRATEL PARTICIPAÇÕES S.A. AND EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.
Joint Stock Corporation under Brazilian Law, registered as a Corporate Taxpayer with the
Finance Ministry under No. CNPJ/MF 02.558.124/0001-12
NIRE No. 3330026237-7

MINUTES OF THE BOARD OF DIRECTORS MEETING
(free translation from Portuguese original)

DATE, TIME AND PLACE: July 23, 2004, at 1:30 PM, in the Company’s registered offices, located at Rua Regente Feijó, No. 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro (RJ).

CALL TO MEETING AND PRESENCE: The Members of the Board of Directors were called to the meeting in a regular manner and those participating at it were the Board Members signing below.

AGENDA AND DECISIONS: RESIGNATIONS: Resignations were submitted by Messrs. Daniel Eldon Crawford, Jorge Luis Rodriguez, Jonathan Clark Crane, Luis Fernando Motta Rodrigues, Joaquim de Sousa Correia, Antônio Carlos Tettamanzy and Dilio Sergio Penedo, although it was agreed that the latter gentleman would continue to perform his to be held today at 5 PM, which he will preside over. Taking advantage of the occasion, the Board Secretary, Ms. Cláudia de Azerêdo Santos, passed on to the Board Members the expressions of the Company’s Executive Officers’ gratitude and recognition for the excellent work performed by the Company’s Board Members in setting out the general guidelines for the Company’s business activities, which were fundamental to its successful operation, being likewise recorded the comments of praise made by Board Member Jonathan Clark Crane, both in his own name as well as on behalf of MCI, Inc. with respect to the performance of the Members of the Board of Directors, not just in setting out the general guidelines for Company business but also in the difficult transition phase that preceded the closing of the deal for change in Company ownership. Taking advantage of the opportunity, Mr. Jonathan Clark Crane, both in his own name as well as on behalf of MCI, Inc. and the other Board Members stressed the excellent work on the part of the Company’s executives and their contribution to its performance, requesting that the minutes record, with special mention, the role of the Company’s President and Chief Executive Officer, Mr. Jorge Luis Rodriguez, in managing the business and his exceptional corporate leadership qualities, as well as the dedication and professionalism of the following executive officers of Embratel Group Companies: Ms. Cláudia S. A. de Azêredo Santos and Messrs. Federico Adolfo Gallart, Ivan Campagnolli Junior, Joaquim de Sousa Correia, Joffre Gabriel Filho, Jorge Alberto Zapata, Norbert Glatt, Purificacion Carpinteyro Calderón, Sultana Shamim Khan and Edson Soffiatti of Star One, inasmuch as these factors were decisive for the Company’s excellent overall performance. Also highlighted was the excellent work that has been carried out at the Company pension fund Telos - Fundação Embratel de Seguridade Social by its Managing Director, Mr. Roberto Durães de Pinho. Finally, the Board Members added praises mentioning the Chairman of the Board of Directors, Mr. Daniel Eldon Crawford, whose participation in setting the guidelines for the Company’s business activities was fundamental for the success of the Company and its subsidiaries.

There being no further business to attend to, these Minutes were drawn up and signed by the Board Members participating at the meeting.

Rio de Janeiro, Brazil - July 23, 2004.

Signatures:

_____________________________
Daniel Eldon Crawford - Chairman

_____________________________
Dilio Sergio Penedo – Vice-Chairman

_____________________________
Jonathan Clark Crane

_____________________________
Jorge Luis Rodriguez

_____________________________
Luis Fernando Motta Rodrigues

_____________________________
Antonio Carlos Tettamanzy

_____________________________
Joaquim de Sousa Correia

_____________________________
Cláudia de Azerêdo Santos
Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2004

Embratel Participações S.A.

By:	/S/ Norbert Glatt
Norbert Glatt Title: Economic and Finance Director & Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.